October 16, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC

RE:	TerreStar Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007

Form 10-Q for the quarter ended March 31, 2007
File No. 0-23044

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings of TerreStar Corporation (formerly known as Motient Corporation) (the “Company”), given in the Staff’s letter dated October 10, 2007. On behalf of the Company, I am writing to respond to the comments. The bold, italicized, numbered paragraphs and headings below are taken from your comment letter, and or response to each such comment follows in plain text.

Annual Report filed on Form 10-K for the year ended December 31, 2006

Notes to consolidated financial statements

Note 1—Significant Accounting Policies

1.	We continue to evaluate your response to comment 1.

We received comment 1 and await questions which may arise as you continue your evaluation.

2.	Refer to your response to comment 2. Since at the time of the transaction there was no readily determinable value for the SkyTerra non-voting common stock, as that security is not quoted on a securities exchange or in the over-the counter market. We believe that you should account for your investment in SkyTerra non-voting common stock using the cost method in accordance with APBO 18. Even though the non-voting shares are convertible into SkyTerra voting common stock upon distribution or sale to a third party, we do not believe that the non-voting common shares in SkyTerra is the same security as the voting common stock, which is quoted or traded in an over-the-counter market. Please revise.

As noted above, as the non-voting shares will be automatically converted into voting shares upon sale or distribution, it would appear that differentiating the shares for purposes of determining whether the shares underlying our investment in SkyTerra are the same as the shares quoted on the OTC is a technicality and should not lead us to conclude that our investment does not have a readily determinable fair value. FAS 115 notes that it establishes standards of financial accounting and reporting for investments in equity securities that have readily determinable fair values. FAS 115 defines fair value as “The amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” We believe that our SkyTerra shares have a readily determinable fair value and therefore accounting for this investment under FAS 115 was appropriate.

3.	We note from your response letter dated June 26, 2007 that you accounted for your investment in MSV under the equity method following the guidance in EITF D-46. Although the staff understands that practice has generally viewed investments of more than 3 to 5 percent to be more than minor, it is unclear to us how you determined that you have influence over MSV’s operating and financial policies. While typically the right to exercise influence is derived from the limited partnership interests held, based on the specifics of this transaction it is unclear whether the investments held in MSV are such that you have significant influence. Further, in your response to comment 4, in the letter dated June 26, 2007 you state,”…the Exchange Transaction was negotiated…to give…SkyTerra complete control of MSV…. Moreover, with respect to MSV, Motient had no ownership in MSV’s general partner, MSV GP Inc., and had no ability to name directors in such entity. Accordingly….Motient exercised no control or significant influence at MSV”. In light of your previous responses, please provide us with additional information to support your ability to exercise influence through your existing investment in MSV at December 31, 2006 and March 31, 2007. Your discussion should focus on the actual rights you continue to have based upon the ownership in MSV at both December 31, 2006 and March 31, 2007, rather then a citation of the percentage of limited partnership interests held.

Per paragraph 17 of APB 18, the key distinction in evaluating the appropriate method of accounting for an investment is whether the investor has the ability to significantly influence the operating and financial policies of the investee. Such influence may be indicated in several ways, one of which is representation on the investee’s board of directors. TerreStar Networks Inc. and MSV have a common director. The Company concluded that since it meets this criterion for significant influence, it must use the equity method. The Company also notes however that no other material intercompany transactions exist and there is no interchange of managerial personnel or technological dependency.

Please note that prior to the September 2006 exchange transaction, the Company owned approximately 48.84% of MSV. Subsequent to the initial exchange transaction, our ownership percentage dropped to 19.20% through the second exchange transaction in February 2007, after which our ownership percentage dropped to approximately 4.44%. From the date of the initial exchange transaction through December 31, 2006, the cumulative pass through losses and amortization of the underlying intangible asset were approximately $3,920,000. For the quarter ended March 31, 2007, the cumulative pass through losses and amortization were approximately $2,860,000. The percentage of these losses and amortization on our total net loss is approximately 3.2 and 1.8 percent for the year ended December 31, 2006 and the quarter ended March 31, 2007, respectively. The effect on our loss per share for the same periods would have been .06 and .04 cents. We believe that had we accounted for our investment in MSV under the cost method and had not adjusted for these pass through losses and amortization the effect would have been immaterial to our financial statements.

4.	We note from your response to comment 2, in the letter dated August 15, 2006, that following the exchange agreed to in May 2006 which occurred in September 2006 and February 2007 you were contractually obligated to distribute 30 million shares of SkyTerra’s stock to your shareholders. Tell us why you don’t believe you were required as of September 2006 to record a dividend liability in your financial statements. While we understand this dividend has not yet been declared, given the legal obligation to distribute these shares to your shareholders, it is unclear why you have not incurred a liability at the date you take receipt of these shares.

The Company’s responsibility to dividend the SkyTerra shares is referenced in Section 4.8 of the Exchange Agreement. Per the language in the agreement, the Company shall use its “commercially reasonable efforts” to pay the dividend of the SkyTerra shares to its shareholders. Restricting the issuance of this dividend, the Series “A” Preferred shares which were issued during April, 2005 contain a stipulation that no dividends, including a dividend that constitutes a return of capital, shall be declared or paid, and no funds shall be set apart for payment unless (a) written notice is given and (b) the shares underlying the Preferred Stock are registered. Due to pending litigation surrounding the validity of the Preferred Shares which was brought against the Company in 2005, the Company has remained unable to register the underlying shares, and therefore is contractually prohibited from issuing the shares of SkyTerra stock as a dividend. As the Company may ultimately seek to restructure the dividend requirement to fund its own liquidity needs or may be unable to declare a dividend if it would render it insolvent, we have not yet recorded a liability for the dividend.

Form 10-Q for the quarter ended March 31, 2007

Note 12 – Legal Matters, page 13

5.

Refer to your disclosures regarding the lawsuit filed by “Dondero affiliates” regarding the validity of the Series A Preferred stock. We note that “Dondero affiliates” are seeking rescission of their purchase of shares of Series A Preferred Stock. We also note that this lawsuit was filed in August 2005, that you consider the claim without merit and that a trial date is set for January 2008. Tell us why you believe that you will prevail and; therefore, you will not be required to pay back the $90 million.

We have recently filed a Motion for Summary Judgment (the “Motion”) with the District Court of Dallas County, Texas which sets forth a number of reasons why we believe that the Dondero Affiliates’ claims are unfounded as a matter of law. Due to the length and nature of our response, we are unable to summarize the reasons why we believe that the Motion for Summary Judgment will be granted; however, we would be happy to supplementally provide the Staff with a copy of this Motion for its review. While we are confident that the Motion will be granted, we are also confident that we would prevail at trial in the event that the Motion is denied. One indicator of support for our belief is found in the consistently favorable disposition of other lawsuits brought by Dondero affiliates against TerreStar and related parties. For example, four such lawsuits have to date been dismissed by the courts in which they were pending—one on summary judgment, two on motions to dismiss, and one following a trial on the merits. In opinions written in connection with such dismissals, judges have described claims asserted by Dondero affiliates in such terms as “baseless,” “verging on being a ruse,” and “an abuse of the … litigation process.” In summary, we are confident that this remaining suit is likewise unfounded and will ultimately meet with a similar disposition.

The Company hereby acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at (703) 483-7803 if you have further questions.

Sincerely,

/s/ Neil L. Hazard
Neil L. Hazard
Chief Financial Officer
TerreStar Corporation